Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD. TSX: RES & NYSE AMEX: REE July 27, 2011 Ref: 16-2011

Rare Element Applauds U.S. House Committee Passage of

Strategic Resources Bill and moves office to Lakewood, Colorado, USA.

Lakewood, Colorado - Rare Element Resources Ltd. (TSX: RES and NYSE-AMEX: REE) (the "Company") today announced a very positive development from the Natural Resources Committee of the U.S. House of Representatives and the official opening of Rare Element’s new office in Lakewood, Colorado, USA.

National Strategic and Critical Minerals Policy Act of 2011

“I am very pleased to learn of the unanimous passage on July 20, 2011 by the House Natural Resources Committee of H.R. 2011.  Cong. Doug Lamborn’s National Strategic and Critical Minerals Policy Act of 2011 is an effective and badly needed step forward toward revitalizing America’s capacity to produce essential minerals from secure domestic sources,“ said Dr. Donald E. Ranta, President and CEO of Rare Element Resources Ltd.

Today’s rapid pace of new applications for technology and clean energy minerals mean that rare earth elements impact virtually everyone.  Rare Element believes H.R. 2011 is an important component of the larger American Energy Initiative legislative package that is moving through the House of Representatives.  Congressman Lamborn’s bill has the proper focus of directing efforts towards meeting current and future demands for minerals critical to manufacturing competitiveness and economic and national security.  It is also important to note that this bill had unanimous consent and was well prepared by Cong. Lamborn, Chairman Hastings and their staff.

Rare Element noted that one emphasis in H.R. 2011 was on accelerating and streamlining the permitting process by identifying and removing impediments and restrictions on the production of these minerals that are critical to our society while maintaining environmental safeguards.

The next stage is for the House of Representatives to pass this bill and send it to the Senate where we hope it will have equally quick approval.

New Lakewood, Colorado, USA Corporate Office

Rare Element has also established a new head office in Lakewood, Colorado, USA, where the majority of the senior officers of the Company reside. Lakewood, a suburb of Denver, is a short distance from the project site in Wyoming.  The greater Denver area is home to many mining experts and laboratories, the highly regarded Colorado School of Mines and several senior mining companies. The new corporate office address is:

Rare Element Resources Ltd.

225 Union Blvd., Suite 250

Lakewood, Colorado 80228 USA

Phone: 720-278-2460

Fax:

720-278-2490

Rare Element Resources Ltd (TSX: RES & AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent lights, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies continue to be implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 681-4236 mbrown@rareelementresources.com .

Donald E Ranta, (720) 278-2460 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.